

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2019

Cynthia C. Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia 23510

      Re: NORFOLK SOUTHERN CORP
          Form 10-K for the Year Ended December 31, 2018
          Filed February 8, 2019
          File No. 001-08339

Dear Ms. Earhart:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Sheryl Winter